EXHIBIT 99.209

mCloud Announces First Half 2021 Financial Results

  1H 2021 AssetCare™ revenues totaled C$14.4 million compared to C$7.1 million, up 102% year-over-year
  1H 2021 AssetCare Over Time recurring revenues were C$12.6 million compared to C$3.7 million, up 244% year-over-year
  1H 2021 total revenues were C$15.6 million compared to C$11.6 million, up 35% year-over-year
  Engineering Services and new AssetCare installations were impacted by pandemic restrictions in May and June
  Demand for AssetCare solutions bolstered by "return-to-work" requirements, utility partnerships, driving growth in backlog
  Company continues to expect business returning to more normal patterns in the second half of 2021

CALGARY, AB, Aug. 16, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced its financial results for the first half ended June 30, 2021 ("1H 2021").

Russ McMeekin, mCloud President and CEO said: "mCloud continued to see growth in the first half of 2021 despite the pandemic headwinds experienced in May and June. Our sales activity and pipeline continue to grow, and we retain a very strong backlog heading into the second half of the year. The Company is well-positioned to scale through the remainder of 2021 and beyond via efforts on all fronts, including our expanded reach through our new partnership with URBSOFT, which enables us to collaborate on the enormous opportunity to reduce GHG emissions and energy waste across the Saudi petrochemical industry through the Kingdom of Saudi Arabia's Vision 2030 program."

1H 2021 Revenue Highlights

All figures in millions of Canadian dollars

For the six months ended June 30,	2021	2020
AssetCare Over Time	$12.640	$3.676
AssetCare Initialization	1.739	3.425
Engineering Services	1.210	4.467
Total	$15.589	$11.568
Gross Profit	$9.730	$7.136
Gross Margin	62%	62%
Direct Expenses
Sales and Marketing and Salaries, Wages, and Benefits	$10.967	$12.201
Research and Development	1.461	0.361
General and Administrative	2.893	2.407
Total Direct Expenses	$15.321	$14.969
Operating EBITDA	$(5.591)	$(7.833)

mCloud generated 1H 2021 revenues of C$15.6 million compared to revenues of C$11.6 million. This represents a 35% year-over-year increase in total revenue despite a substantial reduction in Engineering Services revenue and new AssetCare connections hampered by ongoing pandemic restrictions.

AssetCare Over Time revenues, which are the recurring revenues attributed to AssetCare, were C$12.6 million in 1H 2021 compared to C$3.7 million in the first half of 2020, a 244% increase year-over-year.

The Company added 1,019 new connected assets in the second quarter ended June 30, 2021 ("Q2 2021") reaching 62,508 total, the result of continued restricted access to customers due to the pandemic.

Gross margins for 1H 2021 were 62%, comparable to the same period one year ago.

Operating EBITDA, defined as gross profit less all direct expenses improved by approximately C$2.2 million in 1H 2021 compared to the same period in 2020, even with the addition of C$1.1 million in research and development expenses. This was largely the result of reduced payroll expenses in 1H 2021 compared to the same period in 2020. Professional and Consulting expenses, primarily driven by financing, M&A, and up-listing activities were approximately C$4.4 million in 1H 2021 compared to C$4.6 million over the same period a year earlier.

During Q2 2021, the Company used cash totaling C$7.8 million. Approximately C$3.3 million were related to a one-time repayment of debt and the licensing of third-party software, intellectual property, and technical services. The remaining C$4.5 million were investments for growth and expenses related to legal, audit, up-listing, and financing activities. Heading into the second half of the year, the Company anticipates having full access to a C$2.5 million credit facility provided by ATB Financial along with an increase in collections, which were unusually low in Q2 2021.

Second Half 2021 Look Ahead

mCloud remains focused on reaching its next milestone of 70,000 connected assets through its presence in North America (the province of Alberta in Canada and New York and California in the United States), the Middle East, and Southeast Asia as pandemic restrictions lift in these regions. Following this milestone, the Company has charted a path to surpass 100,000 connected assets through these markets and strategic business development activities in the United Kingdom, continental Europe, Japan, and the southern United States.

The Company will be hosting mCloud Connect 2021, mCloud's annual user conference on September 14, 2021 as a livestreamed virtual event. The event will be headlined by Lucas Joppa, Microsoft's Chief Environmental Officer, and Chris Hadfield, Canadian astronaut and commander of the International Space Station.

At the event, mCloud plans to unveil new technology developments and showcase the ESG impact of its AssetCare solutions, including new capabilities for HVAC and indoor air quality, developments in the Company's solutions for oil and gas, and advancements to its connected worker portfolio including AssetCare Mobile, AssetCare Enterprise, and mCloud's 3D digital twin solutions. These and other developments are expected to fuel demand for AssetCare solutions through the market need for solutions to eliminate GHG emissions and report on industrial ESG outcomes in the second half of 2021.

Registration for the event is free. For more information, visit the event Web site at www.mcloudconnect.com.

1H 2021 Conference Call

The Company will host a conference call to discuss the financial results for 1H 2021 at 10:00 a.m. ET the morning of August 17, 2021.

The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 46289983. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Tuesday, August 24, 2021 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 289983.

A live audio webcast of the conference call will be available at https://bit.ly/3jSmSlN. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above website for one year.

Close of Private Placement Offering

The Company also announced today it has completed its previously announced non-brokered private placement offering of 227,027 units of the Company (the "Units") at a price per Unit of C$1.85 for gross proceeds of approximately C$420,000 (the "Offering"). Each Unit consist of one common share and one common share purchase warrant (each, a "Unit Warrant"). Each Unit Warrant will entitle the holder thereof to acquire one common share at an exercise price of $2.85 per share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024.

The Company expects to use the net proceeds of the Offering to advance the Company's Alberta-led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare fugitive gas and leak detection solution, and for working capital and general corporate purposes. All securities issued under the Offering are subject to a hold period of four months and one day from the date of issuance in accordance with applicable securities legislation. The Offering remains subject to the final approval of the TSXV.

The securities referenced herein have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the six-month periods ended June 30, 2021 and June 30, 2020 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2021 and audited consolidated financial statements and notes thereto for the year ended December 31, 2020 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the timing of easing of pandemic restrictions, access to a credit facility provided by ATB Financial, collection patterns in the second half of 2021, business growth in the second half of 2021, and planned technology announcements for mCloud Connect 2021.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2021/16/c0187.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:23e 16-AUG-21